VITACUBE SYSTEMS HOLDINGS, INC.
480 South Holly Street
Denver, Colorado 80246
Telephone: (303) 316-8577
Facsimile: (303) 316-0507

March 31, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
ATTN: Jeffrey Riedler, Assistant Director
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Re:
REQUEST FOR ACCELERATION

Registration Statement on Form SB-2
File No. 333-121063

Ladies and Gentlemen:

        This will confirm the request of the undersigned Corporation of acceleration of the effective date of the referenced Registration Statement on Form SB-2 so as to become effective at 4:30 p.m. Eastern Time on Monday, April 4, 2005.

        VitaCube Systems Holdings, Inc. acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective in accordance with this request, such declaration does not foreclose the Commission from taking any action with respect to the filing. VitaCube Systems Holdings, Inc. is also aware of and accepts its responsibilities for the adequacy and accuracy of the disclosure in the filing, including its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, and may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please be advised that 48 hour recirculation of the preliminary prospectus of the undersigned corporation dated March 9, 2005 was completed before 5:00 p.m. Eastern Time on March 15, 2005.

        Thank you for your assistance in this matter.

Very truly yours,

VITACUBE SYSTEMS HOLDINGS, INC.

By:	/s/ EARNEST MATHIS, JR. Earnest Mathis, Jr., Chief Executive Officer

The Shemano Group, Inc.
601 California Street
Suite 1150
San Francisco, California 94108

March 31, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  VitaCube Systems Holdings, Inc.
  Registration Statement on Form SB-2
  SEC File No. 333-121063

Ladies and Gentlemen:

        In connection with the Registration Statement on Form SB-2 of VitaCube Systems Holdings, Inc. (the "Company"), the undersigned, as representative of the underwriters of the proposed offering, hereby joins in the request of the Company that the effective date of said Registration Statement be accelerated to 4:30 p.m., New York time on Monday, April 4, 2005, or as soon thereafter as practicable.

Very truly yours,
THE SHEMANO GROUP, INC.
By:	/s/ GARY SHEMANO
Name: Gary Shemano
Title: Chairman of the Board

The Shemano Group, Inc.
601 California Street
Suite 1150
San Francisco, California 94108

March 28, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  VitaCube Systems Holdings, Inc.
  Registration Statement on Form SB-2
  SEC File No. 333-121063

Ladies and Gentlemen:

        In accordance with the provisions of Rule 460 under the Securities Act of 1933, The Shemano Group, Inc. ("Shemano"), as the representative of the underwriters of the proposed offering of VitaCube Systems Holdings, Inc., is providing the following information with respect to the distribution of copies of the Company's Preliminary Prospectus dated January 18, 2005 as follows:

  (1)
  409 copies to institutions;

  (2)
  3,155 copies to NASD members; and

  (3)
  0 copies to individual investors.

        The following information is provided with respect to the distribution of copies of the Preliminary Prospectus dated February 7, 2005 as follows:

  (1)
  342 copies to institutions;

  (2)
  3,380 copies to NASD members; and

  (3)
  10 copies to individual investors.

        The following information is provided with respect to the distribution of copies of the Preliminary Prospectus dated March 9, 2005 as follows:

  (1)
  675 copies to institutions;

  (2)
  4,302 copies to NASD members; and

  (3)
  38 copies to individual investors.

        This is to further advise you that the underwriters have complied with and will continue to comply with Rule 15c2-8 with regard to copies of the Preliminary Prospectuses and any amended Preliminary Prospectus.

        Please be advised that the underwriters have adequate capital to underwrite a "firm commitment" offering.

Very truly yours,
THE SHEMANO GROUP, INC.
By:	/s/ GARY SHEMANO
Name: Gary Shemano
Title: Chairman of the Board